90 Park Avenue

New York, NY 10016

212-210-9400 | Fax: 212-210-9444

Mark F. McElreath	Direct Dial: 212-210-9595	Email: mark.mcelreath@alston.com

September 2, 2021

VIA: ELECTRONIC MAIL

Mr. Gary Guttenberg

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Journey Medical Corporation Draft Registration Statement on Form S-1 Submitted July 22, 2021 CIK No. 0001867066

Dear Mr. Guttenberg:

On behalf of Journey Medical Corporation, a Delaware corporation (the “Company”), we hereby respond to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received in a letter dated August 20, 2021, relating to the Company’s Draft Registration Statement on Form S-1 submitted on July 22, 2021.

The Company is concurrently submitting confidentially via EDGAR an Amendment No. 1 to the Draft Registration Statement on Form S-1 (the “Registration Statement”). All references to page numbers in the Company’s responses refer to page numbers in the Registration Statement.

Industry and Market Data

Comment 1:

We note your statements that certain data and beliefs and estimates based on third party data may not be reliable and that you do not guaranty the accuracy or completeness of such information included in the prospectus. Such statements may imply an inappropriate disclaimer with respect to third-party information. Please revise to remove such statements and any implication that investors are not entitled to rely on the information included in the prospectus.

Response:

In response to the Staff’s comment, the Company has removed from page ii the statements that certain information based on third party data may not be reliable and that it does not guaranty the accuracy or completeness of such information included in the prospectus. The Company has removed any implication that investors are not entitled to rely on the information included in the prospectus.

September 2, 2021

Prospectus Summary

Comment 2:

We note your disclosure that you acquired an anti-itch product from a third party. Please identify the third party or tell us why this information is not material.

Response:

In response to the Staff’s comment, the Company has identified the third party from which the anti-itch product was acquired, Sun Pharmaceutical Industries, Inc., on page 2.

Comment 3:

Please balance your Summary by providing enhanced discussion of the material risks to your business and this offering. In this regard, balance the discussion of your major marketed products with equally prominent disclosure regarding the current status of your intellectual property rights.

Response:

In response to the Staff’s comment, the Company has revised the Summary by balancing the discussion of the material risks of the business and this offering as it relates to the current status of its intellectual property rights on pages 3, 4-5 and 76-77.

Risks Related to our Relationship with Fortress Biotech, Inc.

Comment 4:

Please clarify whether the company will be a “controlled company” under the definition of the applicable listing exchange and provide applicable disclosure to the extent appropriate.

Response:

In response to the Staff’s comment, on the cover page, page 4 and on page 43, the Company has identified that it will be a “controlled company” within the meaning of The Nasdaq Stock Market listing standards.

September 2, 2021

Implications of Being an Emerging Growth Company

Comment 5:

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:

Neither the Company nor anyone authorized on its behalf has presented written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act. The Company will provide the Commission with copies of any future written communications.

Risk Factors

Our charter documents and Delaware law could discourage takeover attempts and other corporate governance changes.

Comment 6:

Please revise to break out under a separate heading your discussion of your exclusive forum provision and note the applicability of the provision to actions arising under the Securities Act or Exchange Act and any enforceability or other concerns associated therewith.

Response:

In response to this comment, the Company has put under a separate heading on page 40 a discussion of its exclusive forum provision, and the applicability of the provision to actions arising under the Securities Act or Exchange Act and any enforceability or other concerns associated therewith.

September 2, 2021

Use of Proceeds

Comment 7:

We note your disclosure that you intend to use portions of the proceeds of this offering to: (i) pursue both development stage and commercial opportunities; (ii) the commercialization expenses related to existing products; (iii) the launch of new products; (iv) development costs associated DFD-29; (v) new development stage products; and (vi) pursue acquisition opportunities. Please specify what amounts will be allocated to each of these uses. If any material amounts of other funds are necessary to accomplish the specified purposes, state the amounts and sources of other funds needed for each specified purpose and the sources. For guidance, please refer to Item 504 of Regulation S-K.

Response:

In response to this comment, the Company has revised the discussions of use of proceeds to indicate that it cannot specify with certainty the particular uses for the net proceeds from this offering at this time. The Company respectfully notes that it had previously included a risk factor related to management’s broad discretion in the use of net proceeds on page 41, but nonetheless has further revised the discussions of the use of proceeds to indicate that the net proceeds will be used for general corporate purposes, including working capital, research and development, sales and marketing activities, general administrative matters, operating expenses and capital expenditures. Further, the Company indicated that it may also use a portion of the net proceeds from the offering to acquire or invest in businesses, products, services or technologies; however, that they currently have no agreements or commitments for any material acquisitions or investments at this time. Finally, disclosure was added to indicate the risks associated with management having such broad discretion over the use of proceeds.

Comment 8:

To the extent you intend to use a portion of the net proceeds to repay debt, please revise to provide the information required by Instruction 4 to Item 504 of Regulation S-K, or provide appropriate cross references.

Response:

The Company does not intend to use any portion of the net proceeds to repay debt.

Capitalization

Comment 9:

Please address the following:

•	Revise to place double lines under the cash amount to indicate that cash is not part of capitalization.
•	Clarify how you determined the amount of total capitalization included at the bottom of the table. In this regard, we note it does not include the listed liabilities.
•	We note the Convertible Class A Preferred Stock is presented under Stockholders’ Equity heading here on page 51, but on page F-21 you disclose that the Series A preferred issued in February 2021 will be accounted for as a liability. Please revise your presentation accordingly.
•	Revise this section to address the equity issuance or cash payment to Dr. Reddy's Laboratories, Ltd. that would be triggered at the close of an initial public offering meeting the criteria you described on page F-22.

Response:

The Company has revised the Capitalization section on page 52 in response to these comments. Additionally, the Company notes that upon pricing the Company will update the table based upon the mid-point of the range.

September 2, 2021

Business

Product Licensing Agreements and Acquisitions

Comment 10:

Please revise your description of each agreement referenced in this section, as applicable, to disclose the duration and termination provisions and the royalty term and any royalty term expiration provisions.

Response:

In response to the Staff’s comment, the Company has revised the description of each agreement referenced in the Product Licensing Agreements and Acquisitions section, as applicable, on pages 73 to 76 to disclose the duration and termination provisions and the royalty term and any royalty term expiration provisions.

Comment 11:

We note your description of your DFD-29 agreement. Please revise to clarify what you mean by “lower double digits to the lower teen digits” so that investors understand the potential range of royalty payments in a range not to exceed ten percent. If the range is more than ten percent, please provide a range within ten percent for each tier or disclose the number of tiers.

Response:

In response to the Staff’s comment, the Company has revised the description of royalty payments under the DFD-29 agreement on pages 62, 73 and F-46 as being between “ten percent to twenty percent” on net sales of the product so that investors understand that the potential range of royalty payments is a range not to exceed ten percent.

Comment 12:

We note your description of the Targadox agreement. Please revise to clarify the material terms of the revenue sharing arrangement.

Response:

In response to the Staff’s comment, the Company has revised the description of the Targadox agreement on page 75 to elaborate on the material terms of the revenue sharing provisions.

September 2, 2021

Intellectual Property

Comment 13:

Please revise to disclose the type of patent protection granted, the expected expiration dates of your pending applications, and the applicable jurisdiction of your patents and pending applications.

Response:

In response to the Staff’s comment, the Company has revised the description of its patent portfolio for its products on pages 76 and 77 to include the type of patent protection granted, the expected expiration dates of its pending applications, and the applicable jurisdictions of its patents and pending applications.

Research and Development

Comment 14:

We note your discussion on page 70 regarding the Phase II study. Please present the supporting data that you used to draw the conclusion that the study showed that DFD-29 40mg had "statistical significance to both placebo and the active control," disclose the p-value used to measure statistical significance, and provide a brief explanation how p-values are used to measure statistical significance. Additionally, please revise to clarify whether you observed any serious adverse events that were related or possibly related to DFD-29.

Response:

In response to the Staff’s comment, on page 76 the Company has included supporting data used to show statistical significance of DFD-29 40mg compared to both placebo and active control, as well as a brief explanation of the p-value used to measure statistical significance and whether any related or possibly related serious adverse events were observed.

September 2, 2021

Executive Compensation

Comment 15:

Please revise to include a third named executive officer if their compensation exceeded $100,000 in 2020. Refer to Item 402(m)(2) or Regulation S-K.

Response:

The Company only had two executive officers in 2020. As such, there was no third named executive officer for 2020.

Certain Relationships and Related-Party Transactions

Comment 16:

Please provide a brief description of the material terms of your Shared Services Agreement.

Response:

In response to the Staff’s comment, the Company has disclosed the material terms of the proposed Shared Services Agreement on page 101.

Consolidated Financial Statements

Note 1. Organization and Plan of Business Operations

Comment 17:

Revise to disclose how expenses incurred by Fortress on behalf of Journey have been accounted for, including any expense allocations as well as any stock-based compensation related to Fortress equity instruments for employees that performed work on behalf of Journey.

Response:

Such amounts were not material in 2020 and 2019. The Company has revised FN-8 on page F-18 in response to this comment.

September 2, 2021

Revenue Recognition

Comment 18:

We note that payment is due within months of when a customer is invoiced. Please revise your disclosure to provide more specificity with regard to significant payment terms. Refer to ASC 606-10-50-12.

Response:

The Company has revised the disclosure on pages F-8 to F-10 in response to this comment.

Comment 19:

We note you use an expected value method to estimate variable consideration and whether the transaction price is constrained. Please disclose information about the inputs and assumptions for determining the transaction price, etc., as set forth in ASC 606-10-50-20. Also refer to ASC 606-10-50-1 and 50-2.

Response:

The Company has revised the disclosure on pages F-8 to F-10, F-32 and F-33 in response to this comment.

Comment 20:

Please provide a description of your coupons, price protection and consideration payable to the customer that is included in your contracts with customers, as required by ASC 606-10-50-12(d). Revise to separately quantify your rebates, sales discounts, and sales returns. To the extent you believe such deductions are not material for disclosure, provide us with amounts for the periods presented as part of your response. To the extent you experience significant out of period adjustments to any of these deductions, revise to provide a rollforward which separately quantifies such adjustments.

Response:

The Company has revised the disclosure on pages F-8 to F-10, F-32 and F-33 and added a revenue deduction table in the MD&A on pages 57 and 59 in response to this comment.

Intangible Assets

Comment 21:

Please revise to disclose your accounting policy related to potential milestone and royalty payments, etc., under your asset purchase agreements. For example, address when you will record potential payments and how you will account for the payments.

Response:

The Company has revised the disclosure on page F-10 and F-34 in response to this comment.

September 2, 2021

Note 7. Accrued Expenses

Comment 22:

Please clarify whether accrued coupon reserve is a contract liability under ASC 606-10-20 and, if so, provide the disclosures required by ASC 606-10-50-8(b).

Response:

The Company has determined that accrued coupon reserve is not a contract liability.

Should you wish to discuss any of the responses, please do not hesitate to contact me and I will arrange a conference with the Company.

Sincerely,

ALSTON & BIRD LLP

/s/ Mark F. McElreath
Mark F. McElreath

cc:	Claude Maraoui, President and CEO
Journey Medical Corporation

Stephen E. Older, Esq. and Rakesh Gopalan, Esq.
McGuireWoods LLP